NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that, pursuant to an order of the Ontario Superior Court of Justice dated December 19, 2016, as the same may be amended (the “Interim Order”), a special meeting (the “Meeting”) of the holders (collectively, the “AQX Shareholders”) of (i) Class A restricted voting shares (the “Class A Restricted Voting Shares”) and (ii) Class B shares (the “Class B Shares” and together with the Class A Restricted Voting Shares, the “AQX Shares”) of Alignvest Acquisition Corporation (“AQX”, “Alignvest” or the “Corporation”) is scheduled to be held at the offices of Stikeman Elliott LLP, 199 Bay Street, Commerce Court West, 53rd Floor, Toronto, Ontario M5L 1B9 on January 24, 2017, at 10:00 a.m. (Toronto time), for the following purposes:

1.

to consider, pursuant to the Interim Order, and, if thought advisable, to pass a resolution (the “Arrangement Resolution”), the full text of which is set forth in Appendix “A” attached to the accompanying Management Information Circular (the “Circular”), to approve: (i) a plan of arrangement (the “Arrangement”) involving the Corporation and Trilogy International Partners LLC (“Trilogy”) pursuant to section 182 of the Business Corporations Act (Ontario), as amended, and the terms of an arrangement agreement entered into between the Corporation and Trilogy dated November 1, 2016 (as amended on December 20, 2016 to make minor changes consistent with the original intent of the parties, the “Arrangement Agreement”) involving the acquisition by the Corporation, directly or indirectly, of all of the voting interest and a significant economic equity interest in Trilogy (the foregoing being intended to qualify as the Corporation’s “qualifying acquisition” under Part X of the TSX Company Manual); and (ii) in accordance with Subsections 611(c) and/or 607(g)(i) of the TSX Company Manual, the issuance of up to 12,833,333 Class B Shares (representing 38.3% of all current issued and outstanding AQX Shares) pursuant to the Arrangement (plus the amount of any redemptions of Class A Restricted Voting Shares), including: (A) up to approximately U.S.$21.2 million of Class B Shares, representing approximately 2,833,333 Class B Shares (assuming an exchange rate of U.S.$0.75 to C$1.00) to Alignvest Partners Master Fund LP pursuant to the Alignvest Sponsor Equity Investment (as defined below) and (B) up to U.S.$75 million of Class B Shares, representing up to 10,000,000 Class B Shares (assuming an exchange rate of U. S.$0.75 to C$1.00) to subscribers pursuant to the Alignvest Additional Subscriptions (as defined below), of which approximately U.S.$40.4 million of Class B Shares, representing approximately 5,391,667 Class B Shares, have currently been subscribed for (provided that, in each case, if the assumed exchange rate changes, the number of Class B Shares so issued will change accordingly); all as more particularly described in the Circular;

2.

conditional upon the approval of the Arrangement Resolution and in accordance with Subsection 613(a) of the TSX Company Manual, to consider and, if thought advisable, pass a resolution authorizing and approving the adoption by Alignvest of a deferred share unit plan (the “DSU Plan”), a copy of which plan is set out in Appendix “H” to the Circular, and as more particularly described in the Circular (the “DSU Plan Resolution”);

3.

conditional upon the approval of the Arrangement Resolution and in accordance with Subsection 613(a) of the TSX Company Manual, to consider and, if thought advisable, pass a resolution authorizing and approving the adoption by Alignvest of a restricted share unit plan (the “RSU Plan”), a copy of which plan is set out in Appendix “J” to the Circular, and as more particularly described in the Circular (the “RSU Plan Resolution”);

4.

conditional upon the approval of the Arrangement Resolution and in accordance with Subsections 604(a) and/or 607(g)(ii) of the TSX Company Manual, to consider and, if thought advisable, pass a resolution by a majority of AQX Shareholders voting other than Participating Insiders (as defined below), authorizing and approving the potential issuance of Class B Shares representing over 10% of the issued and outstanding AQX Shares to certain insiders of AQX (as defined in the Securities Act (Ontario)) (to the extent such potential issuance exceeds 10%) pursuant to the Alignvest Sponsor Equity Investment and certain of the Alignvest Additional Subscriptions, as more particularly described in the Circular (the “Insider Subscriptions Resolution”); and

5.	to transact such further or other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

The record date for the determination of AQX Shareholders entitled to receive notice of and to vote at the Meeting is the close of business on December 20, 2016 (the “Record Date”). Only AQX Shareholders whose names have been entered in the register of AQX Shareholders as of the close of business on the Record Date will be entitled to receive notice of and to vote their AQX Shares at the Meeting. This notice of special meeting of AQX Shareholders is accompanied by the Circular and a form of proxy (for registered shareholders) or a voting instruction form (for beneficial shareholders).

Pursuant to the terms of the Arrangement, among other things:

(i)

any Class A Restricted Voting Shares held by an AQX Shareholder who duly exercised his, her or its redemption rights in accordance with the constating documents of Alignvest shall be redeemed and cancelled and such Class A Restricted Voting Shares shall cease to be outstanding, and each such redeeming AQX Shareholder shall cease to have any rights as an AQX Shareholder other than the right to be paid the redemption amount for their Class A Restricted Voting Shares;

(ii)

each Class A Restricted Voting Share held legally and/or beneficially by a non-redeeming AQX Shareholder outstanding immediately prior to the effective time of the Arrangement (the “Effective Time”) shall be converted into one (1) Class B Share;

(iii)

subscriptions from investors for Class B Shares and/or Common Shares (as defined below) in an amount of up to U.S.$75 million plus an amount equal to: (A) the number of Class A Restricted Voting Shares (if any) in respect of which redemption rights have been exercised and not withdrawn, times (B) C$10 (the “Alignvest Additional Subscriptions”), shall become effective;

(iv)

the subscription by Alignvest Partners Master Fund LP for, and the issuance by Alignvest of, approximately U.S.$21.2 million of Class B Shares and/or Class A Restricted Voting Shares and/or Common Shares (as defined below) (the “Alignvest Sponsor Equity Investment”) shall become effective;

(v)

the articles of Alignvest shall be amended to, among other things, re-designate the Class B Shares from “Class B Shares” to “Common Shares”, create a special voting share (the “Special Voting Share”) and change the name of Alignvest from “Alignvest Acquisition Corporation” to “Trilogy International Partners Inc.” (“TIP Inc.”);

(vi)

the Special Voting Share shall be issued to and deposited with TSX Trust Company of Canada (the “Trustee”) pursuant to the voting trust agreement to be entered into among TIP Inc., Trilogy and the Trustee;

(vii)	TIP Inc. will subscribe for, and Trilogy will issue to TIP Inc., class B units of Trilogy and warrant rights to purchase class B units of Trilogy;

(viii)	holders of units of Trilogy International New Zealand LLC (“TINZ”) other than Trilogy International South Pacific LLC shall transfer their units in TINZ to TIP Inc. in exchange for Common Shares;

(ix)	participating holders of shares and/or options exercised to acquire shares in Two Degrees Mobile Limited (“2degrees”) shall exchange their shares in 2degrees for Common Shares;

(x)

the terms of the existing 13,402,688 share purchase warrants of Alignvest (the “Alignvest Warrants”) shall deemed to be amended to be share purchase warrants to acquire common shares of TIP Inc. (“Common Shares”) following 30 days after the effective date of the Arrangement, at an exercise price of C$11.50 per share, but otherwise unamended;

(xi)

all of the directors of Alignvest shall be removed as directors of Alignvest and the following persons shall be appointed as directors of Alignvest: John W. Stanton, Brad J. Horwitz, Theresa E. Gillespie, Reza Satchu, Nadir Mohamed, Anthony Lacavera and Mark Kroloff, subject to each such person being qualified to be appointed under applicable law, and consenting to act, as a director of Alignvest; and

(xii)	Alignvest shall be authorized to apply to the Director under the Business Corporations Act (Ontario) to continue from the laws of Ontario to the laws of British Columbia.

The total number of Common Shares issuable to Trilogy unitholders and TINZ unitholders (in each case, assuming all Class C units of Trilogy were to be redeemed for Common Shares) and to 2degrees shareholders pursuant to the Arrangement will be approximately 47,520,986, resulting in a dilution to AQX Shareholders of approximately 142%.

All of the directors and senior officers of AQX, along with Alignvest Management Corporation, AQX’s sponsor, have agreed to support the Arrangement. Each of SG Enterprises II, LLC (an entity owned and controlled by John W. Stanton and Theresa E. Gillespie), Brad J. Horwitz, and Alignvest Management Corporation (as well as the Alignvest Partners Master Fund LP), have agreed to lock-up 50% of the equity securities of Alignvest they will hold or be entitled to receive at the Effective Time for a period of 24 months following the Effective Time, and the remaining 50% of the equity securities of Alignvest they will hold or be entitled to receive at the Effective Time for a period of 12 months following the Effective Time. Any new Class B Shares issued concurrently with the closing of the Arrangement to directors of AQX participating in the Alignvest Additional Subscriptions, being Adam Jiwan, Bonnie Brooks, Donald Walker and Razor Suleman (collectively and together with Alignvest Partners Master Fund LP, the “Participating Insiders”), shall not, except in the case of Alignvest Partners Master Fund LP, be subject to such lock-up agreements. All of the forfeitable founders’ shares of Alignvest will remain subject to the existing restrictions as well, as more particularly described in the Circular. Certain Trilogy executives and other Trilogy investors have agreed to a lock-up of the equity securities of Alignvest they will hold or be entitled to receive at the Effective Time for various periods following the Effective Time, as outlined in the Arrangement Agreement.

The specific details of the matters proposed to be put before the Meeting are set forth in the Circular accompanying this Notice, which Circular forms part of this Notice. The full text of the Arrangement Resolution, the DSU Plan Resolution, the RSU Plan Resolution and the Insider Subscriptions Resolution are set out in Appendices “A”, “G”, “I” and “K”, respectively, to the Circular. A form of proxy also accompanies this notice.

If the Arrangement Resolution is not approved by AQX Shareholders at the Meeting, the DSU Plan Resolution, the RSU Plan Resolution and the Insider Subscriptions Resolution will not be proceeded with or voted on at the Meeting. Approval of the RSU Plan Resolution (but not the DSU Plan Resolution or the Insider Subscriptions Resolution), unless waived, is required for the completion of the Arrangement. If: (i) the number of Class B Shares issuable to insiders of Alignvest pursuant to the Alignvest Sponsor Equity Investment and the Additional Alignvest Subscriptions exceeds 10% of the issued and outstanding AQX Shares due to fluctuations in the foreign exchange rate of the U.S. dollar to the Canadian dollar; and (ii) the Insider Subscriptions Resolution is not approved by a majority of disinterested AQX Shareholders at the Meeting, Alignvest will reduce the number of new Class B Shares issued for cash from treasury to Participating Insiders pursuant to the Alignvest Sponsor Equity Investment and/or the Additional Alignvest Subscriptions to ensure that such Class B Shares do not exceed 10% of the issued and outstanding AQX Shares.

A registered AQX Shareholder may attend the Meeting in person or may be represented by proxy. If you are a registered AQX Shareholder and you are unable to attend the Meeting in person, we encourage you to vote by completing the enclosed form of proxy or, alternatively, electronically or by telephone, in each case in accordance with the enclosed instructions. Voting by proxy will not prevent you from voting in person if you attend the Meeting and will ensure that your vote will be counted if you are unable to attend. A proxy will not be valid for use at the Meeting unless the completed form of proxy is deposited at the offices of AQX’s transfer agent, TSX Trust Company at 200 University Avenue, Suite 300, Toronto, Ontario M5H 4H1 or by fax to 416-595-9593 by 10:00 a.m. (Toronto time) on January 20, 2017 or, if the Meeting is adjourned, at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the reconvening of the Meeting. A person appointed as a proxyholder need not be a shareholder.

If you are a non-registered AQX Shareholder, please refer to the section in the Circular entitled “General Proxy Information — Advice to Beneficial AQX Shareholders” as well as the instructions set out in the voting instruction form or other instructions received from your financial intermediary for information on how to vote your AQX Shares.

Holders of Class A Restricted Voting Shares have the right to redeem all or a portion of their Class A Restricted Voting Shares in accordance with their terms, provided that they deposit (or in the case of non- registered shareholders, instruct the applicable CDS Participant to cause CDS to deposit) their shares for redemption prior 5:00 p.m. (Toronto time) on January 19, 2017, or if the Meeting is adjourned or postponed, prior to 5:00 p.m. (Toronto time) on the third business day before the date of the adjourned or postponed meeting. Notwithstanding the foregoing redemption right, no holder of Class A Restricted Voting Shares, together with any affiliate of such holder or other person with whom such holder or affiliate is acting jointly or in concert, will be permitted to redeem more than an aggregate of 15% of the number of Class A Restricted Voting Shares issued and outstanding.

DATED at Toronto, Ontario, this 22nd day of December, 2016.

BY ORDER OF THE BOARD OF DIRECTORS

“Reza Satchu”

Reza Satchu
President, Chief Executive Officer and Director